UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K  [X] Form 10-Q  [  ] Form N-SAR

For Period Ended: June 30, 2015

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates :

PART I - REGISTRANT INFORMATION

Surge Global Energy, Inc.
Full Name of Registrant

Former Name if Applicable

75-153 Merle Drive, Suite B
Address of Principal Executive Office (Street and Number)

Palm Desert, CA 92211
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Management of Surge Global Energy, Inc., a Delaware corporation (the “Company”), deems additional time is necessary in order to fully compile the necessary financial information and adequately complete its financial statements required to prepare its Quarterly Report on Form 10-Q for the period ended June 30, 2015. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report. Management anticipates the filing of its Quarterly Report within the extension period provided.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

E. Jamie Schloss	800	284-3898
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s):

Yes [X] No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

Yes [X] No [ ]

Explanation of anticipated changes:

Our auditors have not completed their audit. It is estimated that the Company incurred a net loss for the six months ended June 30, 2015 of $300,572 compared with a loss of $456,959 in the months ended June 30, 2014, a decreased net loss of approximately $156,387.

Surge Global Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2015	By:	/s/ E. Jamie Schloss
E. Jamie Schloss, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.